SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*

                           Edge Petroleum Corporation
       ---------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
       ---------------------------------------------------------------
                         (Title of Class of Securities)

                                   279862 10 6
       ---------------------------------------------------------------
                                 (CUSIP Number)

                                 John Sfondrini
                          36 Catoonah Street, Unit #16
                                  P.O. Box 1248
                          Ridgefield, Connecticut 06875
                                 (203) 894-8244
       ---------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 9, 1998
       ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      -----------------------------

       ---------------------------------------------------------------
         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  John Sfondrini
       ---------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group

                                                   (a)      [ ]
                                                   (b)      [x]
       ---------------------------------------------------------------

         (3)      SEC Use Only
       ---------------------------------------------------------------

         (4)      Source of Funds

                  OO
       ---------------------------------------------------------------

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
       ---------------------------------------------------------------

         (6)      Citizenship or Place of Organization

                  United States of America
       ---------------------------------------------------------------

       Number of    (7)      Sole Voting Power          322,008 Shares
       Shares Bene- __________________________________________________
       ficially     (8)      Shared Voting Power         87,281 Shares
       Owned by     __________________________________________________
       Each Report- (9) Sole Dispositive Power 322,008 Shares ing Person __________________________________________________
       With        (10)    Shared Dispositive Power      87,281 Shares
       ---------------------------------------------------------------

         (11)     Aggregate Amount Beneficially Owned by Each Reporting
                  Person
                           409,289 Shares
       ---------------------------------------------------------------

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
       ---------------------------------------------------------------

         (13)     Percent of Class Represented by Amount in Row (11)
                           5.3%
       ---------------------------------------------------------------

         (14)     Type of Reporting Person (See Instructions)    IN
       ---------------------------------------------------------------

CUSIP No. 27862 10 6

       ---------------------------------------------------------------
        (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Napamco, Ltd.
       ---------------------------------------------------------------

        (2)      Check the Appropriate Box if a Member of a Group
                                                 (a)      [ ]
                                                 (b)      [x]
       ---------------------------------------------------------------
        (3)      SEC Use Only
       ---------------------------------------------------------------

        (4)      Source of Funds
                  OO
       ---------------------------------------------------------------

        (5) Check if Disclosure of Legal proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]
       ---------------------------------------------------------------

         (6)      Citizenship or Place of Organization

                  Connecticut
       ---------------------------------------------------------------

       Number of    (7)      Sole Voting Power                  -0-
       Shares Bene- __________________________________________________
       ficially     (8)      Shared Voting Power         20,754 Shares
       Owned by     __________________________________________________
       Each Report- (9)      Sole Dispositive Power             -0-
       ing Person   __________________________________________________
       With        (10)    Shared Dispositive Power      20,754 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting
                  Person
                           20,754 Shares
       ---------------------------------------------------------------

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
       ---------------------------------------------------------------

         (13)     Percent of Class Represented by Amount in Row (11)
                           .3%
       ---------------------------------------------------------------

         (14)     Type of Reporting Person (See Instructions)    CO
       ---------------------------------------------------------------

CUSIP No. 27862 10 6

       ---------------------------------------------------------------
         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Napamco, Ltd.
       ---------------------------------------------------------------

         (2)      Check the Appropriate Box if a Member of a Group
                                                      (a)      [ ]
                                                      (b)      [x]
       ---------------------------------------------------------------

         (3)      SEC Use Only
       ---------------------------------------------------------------

         (4)      Source of Funds
                  OO
       ---------------------------------------------------------------

         (5) Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(D)or 2(e) [ ]


         (6)      Citizenship or Place of Organization

                  New York
       ---------------------------------------------------------------

       Number of    (7)      Sole Voting Power                  -0-
       Shares Bene- __________________________________________________
       ficially     (8)      Shared Voting Power          7,000 Shares
       Owned by     __________________________________________________
       Each Report- (9)      Sole Dispositive Power             -0-
       ing Person   __________________________________________________
       With        (10)    Shared Dispositive Power       7,000 Shares
       ---------------------------------------------------------------

         (11)     Aggregate Amount Beneficially Owned by Each Reporting
                  Person
                           7,000 Shares
       ---------------------------------------------------------------

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
       ---------------------------------------------------------------

         (13)     Percent of Class Represented by Amount in Row (11)
                           .1%
       ---------------------------------------------------------------

         (14)     Type of Reporting Person (See Instructions)    CO

       ---------------------------------------------------------------

CUSIP No. 27862 10 6

       ---------------------------------------------------------------

         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Edge Holding Company Partnership
       ---------------------------------------------------------------

         (2)      Check the Appropriate Box if a Member of a Group
                                                     (a)      [ ]
                                                     (b)      [x]
       ---------------------------------------------------------------

         (3)      SEC Use Only
       ---------------------------------------------------------------

         (4)      Source of Funds
                  OO
       ---------------------------------------------------------------

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
       ---------------------------------------------------------------

         (6)      Citizenship or Place of Organization

                  Connecticut
       ---------------------------------------------------------------

       Number of    (7)      Sole Voting Power                  -0-
       Shares Bene- __________________________________________________
       ficially     (8)      Shared Voting Power         16,631 Shares
       Owned by     __________________________________________________
       Each Report- (9)      Sole Dispositive Power             -0-
       ing Person   __________________________________________________
       With        (10)    Shared Dispositive Powe       16,631 Shares
       ---------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting
                  Person

                           16,631 Shares
       ---------------------------------------------------------------
         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
       ---------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)
                           .2%
       ---------------------------------------------------------------

         (14)     Type of Reporting Person (See Instructions)    PN
       ---------------------------------------------------------------

CUSIP No. 27862 10 6

       ---------------------------------------------------------------

         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Edge Group Partnership
       ---------------------------------------------------------------

         (2)      Check the Appropriate Box if a Member of a Group
                                             (a)      [ ]
                                             (b)      [x]
       ---------------------------------------------------------------

         (3)      SEC Use Only
       ---------------------------------------------------------------

         (4)      Source of Funds
                  OO
       ---------------------------------------------------------------

         (5) Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]
        ---------------------------------------------------------------

         (6)      Citizenship or Place of Organization

                  Connecticut
       ---------------------------------------------------------------

       Number of    (7)      Sole Voting Power                  -0-
       Shares Bene- __________________________________________________
       ficially     (8)      Shared Voting Power         42,896 Shares
       Owned by     __________________________________________________
       Each Report- (9)      Sole Dispositive Power             -0-
       ing Person   __________________________________________________
       With        (10)     Shared Dispositive Power     42,896 Shares
       ---------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting
                  Person
                           42,896 Shares
       ---------------------------------------------------------------

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
       ---------------------------------------------------------------

         (13)     Percent of Class Represented by Amount in Row (11)
                           .6%
       ---------------------------------------------------------------

         (14)     Type of Reporting Person (See Instructions)    PN
       ---------------------------------------------------------------

CUSIP No. 27862 10 6

       ---------------------------------------------------------------
         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Edge I Limited Partnership
       ---------------------------------------------------------------

         (2)      Check the Appropriate Box if a Member of a Group
                                            (a)      [ ]
                                            (b)      [x]
       ---------------------------------------------------------------

         (3)      SEC Use Only
       ---------------------------------------------------------------

         (4)      Source of Funds
                  OO
       ---------------------------------------------------------------

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
       ---------------------------------------------------------------

         (6)      Citizenship or Place of Organization

                  Connecticut
       ---------------------------------------------------------------

       Number of    (7)      Sole Voting Power                  -0-
       Shares Bene- __________________________________________________
       ficially     (8)      Shared Voting Power                -0-
       Owned by     __________________________________________________
       Each Report- (9)      Sole Dispositive Power             -0-
       ing Person   __________________________________________________
       With        (10)    Shared Dispositive Power              -0-
       ---------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                           -0-
       ---------------------------------------------------------------
         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
       ---------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)
                            -0-
       ---------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)    PN

       ---------------------------------------------------------------

CUSIP No. 27862 10 6

       ---------------------------------------------------------------
         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Edge II Limited Partnership
       ---------------------------------------------------------------

         (2)      Check the Appropriate Box if a Member of a Group
                                             (a)      [ ]
                                             (b)      [x]
       ---------------------------------------------------------------

         (3)      SEC Use Only
       ---------------------------------------------------------------

         (4)      Source of Funds
                  OO
       ---------------------------------------------------------------

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
       ---------------------------------------------------------------

         (6)      Citizenship or Place of Organization

                  Connecticut
       ---------------------------------------------------------------

       Number of    (7)      Sole Voting Power                  -0-
       Shares Bene- __________________________________________________
       ficially     (8)      Shared Voting Power                -0
       Owned by     __________________________________________________
       Each Report- (9)      Sole Dispositive Power             -0-
       ing Person   __________________________________________________
       With        (10)    Shared Dispositive Power            -0-
       ---------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting
                  Person
                           -0-
       ---------------------------------------------------------------
         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
       ---------------------------------------------------------------

         (13)     Percent of Class Represented by Amount in Row (11)
                            -0-
       ---------------------------------------------------------------

         (14)     Type of Reporting Person (See Instructions)    PN
       ---------------------------------------------------------------

CUSIP No. 27862 10 6

       ---------------------------------------------------------------

         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Edge III Limited Partnership
       ---------------------------------------------------------------

         (2)      Check the Appropriate Box if a Member of a Group
                                              (a)      [ ]
                                              (b)      [x]
       ---------------------------------------------------------------

         (3)      SEC Use Only
       ---------------------------------------------------------------

         (4)      Source of Funds
                  OO
       ---------------------------------------------------------------

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
        ---------------------------------------------------------------

         (6)      Citizenship or Place of Organization

                  Connecticut
       ---------------------------------------------------------------

       Number of    (7)      Sole Voting Power                  -0-
       Shares Bene- __________________________________________________
       ficially     (8)      Shared Voting Power                -0-
       Owned by     __________________________________________________
       Each Report- (9)      Sole Dispositive Power             -0-
       ing Person   __________________________________________________
       With        (10)    Shared Dispositive Power             -0-
       ---------------------------------------------------------------

         (11)     Aggregate Amount Beneficially Owned by Each Reporting
                  Person
                           -0-
       ---------------------------------------------------------------

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
       ---------------------------------------------------------------

         (13)     Percent of Class Represented by Amount in Row (11)
                            -0-
       ---------------------------------------------------------------

         (14)     Type of Reporting Person (See Instructions)    PN
       ---------------------------------------------------------------

Amendment No. 3 to Schedule 13D

      John Sfondrini ("Mr. Sfondrini"), Napamco, Ltd., a Connecticut corporation ("Connecticut Napamco"), Napamco, Ltd., a New York corporation ("New York
Napamco" and together with Connecticut Napamco, "Napamco")), Edge Holding Company Partnership, a Connecticut limited partnership ("Edge Holding Company"), Edge Group Partnership, a Connecticut general partnership ("Edge Group"), Edge I Limited Partnership, a Connecticut limited partnership ("Edge I"), Edge II Limited Partnership, a Connecticut limited partnership ("Edge II"), and Edge III Limited Partnership, a Connecticut limited partnership ("Edge III" and collectively with Mr. Sfondrini, Connecticut Napamco, New York Napamco, Edge Holding Company, Edge Group, Edge I and Edge II, the "Sfondrini Parties"),
hereby amends and supplements their statement on Schedule 13D as originally filed by the Sfondrini Parties on March 13, 1997, as amended by Amendment No. 1 filed by the Sfondrini Parties on August 25, 1997, and as amended by Amendment No. 2 filed by the Sfondrini Parties on March 31, 1998 (as so amended, the
"Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Edge Petroleum Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 2. Identity and Background

     Item 2 of the Original Statement is hereby amended and supplemented as follows:

     As previously disclosed in the Original Statement, certain persons were entitled to receive, pursuant to pre-existing rights, a portion of the 171,190 shares of Common Stock distributed by Edge Holding Company to Mr. Sfondrini. Effective June 30, 1998, Mr. Sfondrini transferred an aggregate of 9,496 shares ofCommon Stock to such persons pursuant to such rights. In addition, Mr. Stanley S. Raphael, a director of the Company, and Ms. Goldie Green were entitled to receive, pursuant to pre-existing rights, a portion of such sharesof Common Stock distributed by Edge Holding Company to Mr. Sfondrini in connection with a loan previously provided by Mr. Raphael and services previously provided by Ms. Green. Effective June 30, 1998, Mr. Sfondrinitransferred 918 and 1,377 shares of Common Stock to
Mr. Raphael and Ms.  Green,  respectively,  pursuant to such rights.

Item 4.  Purpose of Transaction

      Item 4 of the Original Statement is hereby amended and supplemented as follows:
      Mr. Sfondrini continues to be the sole director and the sole executive officer of each of NewYork Napamco and Connecticut Napamco and continues to be deemed to be thebeneficial owner of all shares held by each such company. Effective June 30, 1998, Connecticut Napamco effected the private transfer to certain persons of an aggregate of 14,080 shares of Common Stock in exchange for services previously provided by such persons, with such shares being valued for the purpose of such transfer at a price of $13.75 per share. Prior to such transaction, New York Napamco had assigned to Connecticut Napamco 40,306 shares of Common Stock. Following such actions, New York Napamco and Connecticut Napamco held directly 7,000 and 48,480 shares of Common Stock, respectively.

      During October 1998, sales of an aggregate of 30,000 shares of Common Stock owned directly by Mr. Sfondrini were effected in the open market as follows: October 22, 7,500 shares at $9.23 per share; October 23, 5,000 shares at $9.21 per share; October 23, 2,500 shares at $9.05 per share; October 29, 5,000 shares at $9.48 per share; October 30, 6,000 shares at $9.43 per share; and October 30, 4,000 shares at $9.45 per share. On October 29, 1998, Connecticut Napamco sold 1,500 shares in the open market at $9.65 per share.

     During November 1998, sales of an aggregate of 18,400 shares of Common Stock owned directly by Mr. Sfondrini were effected in the open marked as follows: November 2, 10,000 shares at $9.75 per share and November 3, 8,400 shares at $9.73 per share.

     During December 1998, sales of an aggregate of 43,600 shares of Common Stock owned directly by Mr. Sfondrini were effected in the open market as follows: December 9, 2,500 shares at $5.99 per share; December 10, 1,000 shares at $5.91 per share; December 11, 1,000 shares at $5.91 per share and 3,500 at $5.84 per share; December 15, 4,500 shares at $5.23 per share; December 16, 6,800 shares at $4.72 per share; December 17, 5,000 shares at $4.19 per share; December 18, 4,300 shares at $4.23 per share; December 22, 6,500 shares at $5.10 per share; December 23, 2,500 shares at $5.37 per share; December 24, 2,500 shares at $5.18 per share; and December 29, 3,500 shares at $5.31 per share. Following such actions, Mr. Sfondrini held directly 392,550 shares of Common Stock and Connecticut Napamco held directly 46,980 shares of Common Stock.
       Beginning on or about March 24, 1999, sales and preparations for the sale in the near term of an aggregate of up to approximately 108,100 shares of Common Stock, consisting of approximately 81,874 shares held by Mr. Sfondrini and 26,226 shares held by Connecticut Napamco, were commenced.

       In  the  near  term,   the  Sfondrini   Group  expects  that   additional
dispositions of shares of Common Stock will occur.

Item 5.  Interest in Securities of the Issuer

       Item 5 of the Original Statement is hereby amended and supplemented as follows: As of April 5, 1999, assuming the sale of the 108,100 shares discussed in Item 4, Mr. Sfondrini and the other members of the Sfondrini Group, in the aggregate, may be deemed to beneficially own an aggregate of 409,289 shares of Common Stock (approximately 5.3% of the 7,772,032 shares outstanding, determined by reference to the number of shares of Common Stock of the Company reported outstanding in its most recently filed Annual Report on Form 10-K). Mr. Sfondrini disclaims beneficial ownership of the 4,998 shares held in the UGMA Accounts, that are included in such deemed beneficial ownership. Such beneficial ownership also includes 6,334 shares underlying stock options (as described below). Mr. Sfondrini, Connecticut Napamco and New York Napamco each disclaim beneficial ownership of the shares of Common Stock held by Edge Holding Company and Edge Group, and nothing herein shall be deemed an admission that a group exists.

         As described in the Original Statement, on March 3, 1997, the Company granted to Mr. Sfondrini options for 8,000 shares of Common Stock pursuant to the Company's Incentive Plan. Such options are exercisable in cumulative annual increments of one-third of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant, at a purchase price of $16.50 per share and expire ten years from the date of their issuance. Mr. Sfondrini will be deemed to be the beneficial owner of such shares 60 days prior to the exercisability of the options related to such shares. As of April 5, 1999, Mr. Sfondrini may be deemed to be the beneficial owner of 5,334 of such shares.

        On June 1, 1998, the Company granted to Mr. Sfondrini options for 3,000 shares of Common Stock pursuant to the Company's Incentive Plan. Such options are exercisable in cumulative annual increments of one-third of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant, at a purchase price of $12.44 per share and expire ten years from the date of their issuance. Mr. Sfondrini will be deemed the beneficial owner of such shares 60 days prior to the exercisability of the options related to such shares. As of April 5, 1999, Mr. Sfondrini may be deemed to be the beneficial owner of 1,000 of such shares.

         On June 1, 1998, the Company granted to Mr. Sfondrini 402 restricted shares of Common Stock. Such shares vest in cumulative annual increments of one third of the total number of restricted shares granted, beginning on the first anniversary of the date of grant.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       Item 6 of the Original Statement is hereby amended andsupplemented as follows:

       As of April 5, 1999, excluding the 108,100 shares with respect to which sales and preparation to sell have commenced, a total of 314,274 shares of Common Stock owned by Mr. Sfondrini, New York Napamco or Connecticut Napamco are pledged pursuant to the Loan Document.

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  April 5, 1999.
                                                          /s/ John Sfondrini
                                                         ----------------------
                                                                  John Sfondrini


                                       NAPAMCO, LTD., a Connecticut corporation
                                       ----------------------------------------
                                       By:               /s/ John Sfondrini
                                                         ----------------------
                                                                  John Sfondrini
                                                                       President


                                       NAPAMCO, LTD., a New York corporation
                                       -------------------------------------
                                       By:               /s/ John Sfondrini
                                                         ----------------------
                                                                  John Sfondrini
                                                                       President


                                       EDGE HOLDING COMPANY PARTNERSHIP
                                       --------------------------------
                                       By:               /s/ John Sfondrini
                                                         ----------------------
                                                                  John Sfondrini
                                                                 General Partner


                                       EDGE GROUP PARTNERSHIP
                                       ----------------------
                                       By:      Edge I Limited Partnership,
                                                Edge II Limited Partnership and
                                                Edge III Limited Partnership
                                                      General Partners

                                       By:               /s/ John Sfondrini
                                                         ----------------------
                                                                  John Sfondrini
                                                            General Partner


                                       EDGE I LIMITED PARTNERSHIP
                                       --------------------------
                                       By:               /s/ John Sfondrini
                                                        ----------------------
                                                                  John Sfondrini
                                                            General Partner


                                       EDGE II LIMITED PARTNERSHIP
                                       ----------------------
                                       By:               /s/ John Sfondrini
                                                         ----------------------
                                                                  John Sfondrini
                                                            General Partner


                                       EDGE III LIMITED PARTNERSHIP
                                       ----------------------------
                                       By:               /s/ John Sfondrini
                                                         ----------------------
                                                                  John Sfondrini
                                                                 General Partner